UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            Electric Fuel Corporation
           ----------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
           ----------------------------------------------------------------
                         (Title of Class of Securities)

                                   284871-10-0
                                 (CUSIP Number)

                                Robert S. Ehrlich
                          c/o Electric Fuel Corporation
                                885 Third Avenue
                                   Suite 2900
                            New York, New York 10022
                                 (212) 230-2172
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 October 2, 1996
              ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box | |.
                                                  .

Check the following box if a fee is being paid with the statement | |. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      The Exhibit Index appears on Page 8.

                               Page 1 of 12 Pages

                                                                  13D
------------------------                             ----------------------
|CUSIP No. 284871-10-0 |                             |Page 2 of 12  Pages |
           -----------
------------------------                             ----------------------

---------------------------------------------------------------------------
|   |                                                                     |
|1. | NAME OF REPORTING PERSON                                            |
|   | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                   |
|   |   Robert S. Ehrlich                                                 |
---------------------------------------------------------------------------
|   |                                                        -----        |
|   |                                                   (a)  | X |        |
|   |                                                        -----        |
|2. |
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             -----        |
|   |                                                   (b)  |   |        |
|   |                                                        -----        |
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|3. | SEC USE ONLY                                                        |
|   |                                                                     |
---------------------------------------------------------------------------
|4. | SOURCE OF FUNDS*                                                    |
|   |        00                                                           |
---------------------------------------------------------------------------
|5. | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS        -----        |
|   | REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                |   |        |
|   |                                                        -----        |
---------------------------------------------------------------------------
|6. | CITIZENSHIP OR PLACE OF ORGANIZATION                                |
|   |           United States                                             |
---------------------------------------------------------------------------
|             |7. | SOLE VOTING POWER                                     |
|             |   |              1,138,979                                |
| NUMBER OF   -------------------------------------------------------------
|   SHARES    |8. | SHARED VOTING POWER                                   |
|BENEFICIALLY |   |                  -0-                                  |
| OWNED BY    -------------------------------------------------------------
|   EACH      |9. | SOLE DISPOSITIVE POWER                                |
| REPORTING   |   |              1,138,979                                |
|  PERSON     -------------------------------------------------------------
|   WITH      |10.| SHARED DISPOSITIVE POWER                              |
|             |   |                  -0-                                  |
---------------------------------------------------------------------------
|11.| AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING               |
|   | PERSON                                                              |
|   |                            1,138,979                                |
---------------------------------------------------------------------------
|12.| CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES -----        |
|   | CERTAIN SHARES*                                        |   |        |
|   |                                                        -----        |
---------------------------------------------------------------------------
|13.| PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  |
|   |                              7.8%                                   |
---------------------------------------------------------------------------
|14.| TYPE OF REPORTING PERSON*                                           |
|   |                             IN                                      |
---------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 12 Pages



         Reference is made to the Statement on Schedule 13D dated March 2, 1994 ("Schedule 13D") originally filed by the undersigned in accordance with Rule 13d-2(a) of the general rules and regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This Amendment No. 1 to the Schedule 13D ("Amendment No. 1") amends the Schedule 13D to the extent set forth below. Terms defined in the Schedule 13D are used herein as so defined.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby amended by adding the following paragraph immediately after the existing paragraph.

         The transaction to which this Amendment No. 1 relates was the formation of a "group" within the meaning of Section 13(d)(3) of the Exchange Act pursuant to a Voting Rights Agreement, dated September 30, 1996 (the "Voting Rights Agreement") by and among Electric Fuel Corporation, a Delaware corporation (the "Company"), Leon S. Gross, Robert S. Ehrlich and Yehuda Harats, (each a "Stockholder" and collectively the "Stockholders"), each a holder of shares of common stock of the Company, $.01 par value per share (the "Common Stock"). The Voting Rights Agreement was entered into in connection with a private placement of the Company's securities.

Item 4.  Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended by adding the following paragraph after the existing second paragraph:

         The Voting Rights Agreement was a condition precedent to a private placement of the Company's Common Stock pursuant to a Stock Purchase Agreement dated September 30, 1996 between the Company and Mr. Leon S. Gross. Pursuant to the Voting Rights Agreement, Lawrence M. Miller, advisor to Mr. Gross, will be elected to the Board of Directors, thereby increasing its size to six (6) members. In the event Mr. Miller shall cease to serve as a member of the Board of Directors, Mr. Gross (the "Alternate Director") shall be nominated for election and succeed to Mr. Miller's rights. In addition, pursuant to the Voting Rights Agreement, Messrs. Gross, Ehrlich and Harats will vote and act so that each of Messrs. Miller, Ehrlich and Harats maintains his seat on the Board of Directors of the Company for at least five (5) years.

Item 5.  Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

         Mr. Ehrlich beneficially owns 1,138,979 shares of Common Stock, or 7.8% of the Common Stock outstanding. Mr. Ehrlich holds sole voting and

                                                              Page 4 of 12 Pages


dispositive power over the shares beneficially owned by him. Other than the exercise of an option to purchase 80,000 shares of the Company's Common Stock on August 20, 1996, Mr. Ehrlich has not effected any other transaction in the Common Stock in the past sixty (60) days. To the best of Mr. Ehrlich's knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds of the sale of, the shares of Common Stock held by him.

         Mr. Menachem Korall beneficially owns 580,632 shares of Common Stock, or 4.0% of the Common Stock outstanding. Mr. Korall holds sole voting and dispositive power over the shares beneficially owned by him. Mr. Korall has not effected any transaction in the Common Stock in the past sixty (60) days. To the best of Mr. Korall's knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds of the sale of, the shares of Common Stock held by him.

         Mr. Yehuda Harats beneficially owns 1,536,207 shares of Common Stock, or 10.7% of the Common Stock outstanding. Mr. Harats holds sole voting and dispositive power over the shares beneficially owned by him. Other than the exercise of an option to purchase 170,000 shares of the Company's Common Stock on August 20, 1996, Mr. Harats has not effected any transaction in the Common Stock in the past sixty (60) days. To the best of Mr. Harats's knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds of the sale of, the shares of Common Stock held by him.

         Mr. Gross beneficially owns 3,075,362 shares of Common Stock, or 21.57% of the Common Stock outstanding. Mr. Gross has the sole power to vote all Shares beneficially owned by him. Other than the purchase of 1,538,462 shares of Common Stock from the Company in a private placement on October 2, 1996, the purchase of 66,300 shares of the Company's Common stock in an open market transaction at $6 1/8 per share on October 3, 1996, and a gift made by Mr. Gross on September 11, 1996 of 100 shares, Mr. Gross has not effected any transaction in the Common Stock since September 11, 1996, the date on which Amendment No. 2 to Mr. Gross' Schedule 13D was filed. Mr. Gross has sole power to dispose of all Shares beneficially owned by him, except for rights as to disposition for a total of 1,368,800 Shares granted to certain brokerage firms under various margin account agreements. To the best of Mr. Gross' knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds of the sale of, the shares of Common Stock held by him.

         Messrs. Ehrlich, Harats and Gross are parties to a Voting Rights Agreement relating to the Common Stock and described in Item 6 below.

         Messrs. Ehrlich, Korall and Harats are parties to a Stockholders Voting Agreement relating to the Common Stock and described in Item 6 below.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Schedule 13D is hereby amended and restated as follows:

                                                              Page 5 of 12 Pages


         Mr. Ehrlich is party to an employment agreement (the "Employment Agreement") with the Issuer. Pursuant to the Employment Agreement, Mr. Ehrlich was granted demand and "piggyback" registration rights covering shares of the Issuer's Common Stock held by him.

         In January 1993, Mr. Ehrlich exercised an option to purchase 423,116 shares of the Company's Common Stock at an exercise price of $0.35 per share. In payment for the option exercise, Mr. Ehrlich issued a nonrecourse promissory note (the "1993 Promissory Note") secured by the shares of Common Stock purchased, bearing interest at one point over the applicable United States federal funds rate. In December 1994, the 1993 Promissory Note was amended to change the interest rate to the higher of a United States dollar rate of 7% or the percentage increase in the Israeli CPI between the date of the 1993 Promissory Note and the date interest is calculated, based on the original principal amount of the loan expressed in NIS. Interest is payable at maturity. The 1993 Promissory Note matures on January 3, 1998.

         On August 20, 1996, Mr. Ehrlich exercised an option to purchase 80,000 shares of the Company's Common Stock at an exercise price of $5 3/4 per share pursuant to an option issued to Mr. Ehrlich under the Company's 1993 Stock Option and Restricted Stock Purchase Plan. In payment for the option exercise, and the resulting tax liability to Mr. Ehrlich, Mr. Ehrlich issued a non-recourse promissory note (the "1996 Promissory Note") in the aggregate principal amount of $484,150 to the Company secured by the shares of Common Stock purchased, bearing interest at the higher of a United States dollar rate of 6.2% or the percentage increase in the Israeli CPI between the date of the 1996 Promissory Note and the date interest is calculated, based on the original principal amount of the loan expressed in New Israeli Shekels. The 1996 Promissory Note matures on August 20, 2001.

         As of September 30, 1996, the aggregate amount outstanding under the 1993 Promissory Note and the 1996 Promissory Note was $677,140 (including an aggregate of $46,390 in accrued interest receivable).

         Mr.  Ehrlich,   Mr.  Harats  and  Menachem  Korall  are  parties  to  a
Stockholder's Voting Agreement, dated as of February 23, 1994 ("Voting Agreement"), pursuant to which each of the parties agrees to vote its shares of the Common Stock held by that person in favor of the election of Mr. Ehrlich and Mr. Harats (or their designees) as directors of the Issuer (the "Employee Directors"). The rights of the Employee Directors under the Voting Agreement to be elected shall terminate when such Employee Director no longer owns beneficially, either directly or indirectly, at least 5% of the shares of the Common Stock of the Issuer. Also, each Employee Director's obligations under the Voting Agreement shall terminate with respect to the other parties thereto when such other Employee Director does not vote to elect the other Employee Director as director of the Issuer. If not already terminated, the Voting Agreement terminates on the tenth anniversary of the date of the Voting Agreement.

                                                              Page 6 of 12 Pages


         The foregoing description of the Voting Agreement is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which was included as an exhibit to the Schedule 13D.

         The Company and Messrs. Ehrlich, Harats and Gross are parties to a Voting Rights Agreement, dated as of September 30, 1996. Pursuant to the Voting Rights Agreement, Lawrence M. Miller will be entitled to be nominated to serve on the Company's Board of Directors, so long as Mr. Gross, his heirs or assigns retains at least 1,375,000 shares of Common Stock. As a result, the Company's Board of Directors will be increased to a total of six members. In the event Mr. Miller shall cease to serve as a member of the Board of Directors, Mr. Gross (the "Alternate Director") shall be nominated for election and succeed to Mr. Miller's rights. In addition, under the Voting Rights Agreement, a "group" within the meaning of Section 13(d)(3) of the Exchange Act was formed. Messrs. Ehrlich, Harats and Gross agreed to vote and take all necessary action so that Messrs. Ehrlich, Harats and Miller shall serve as members of the Board of Directors for a period of five (5) years covering the five (5) Meetings of Stockholders following the offering. Mr. Gross further agreed to vote, at the Company's next Annual Meeting of Stockholders, and take any further necessary action, in favor of an increase in shares authorized to be issued upon exercise of options under the Company's 1993 Stock Option and Restricted Stock Purchase Plan.

         The foregoing description of the Voting Rights Agreement is qualified in its entirety by reference to the full text of the Voting Rights Agreement, a copy of which is included as an exhibit hereto and is incorporated by reference herein.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 1  -  Voting Rights Agreement.

                                                              Page 7 of 12 Pages



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



October 11, 1996
------------------------------------------
Date


/S/ R.S. Ehrlich
------------------------------------------
Signature

Robert S. Ehrlich, Chairman
------------------------------------------
Name/Title

                                                              Page 8 of 12 Pages




                                  EXHIBIT INDEX


Exhibit
Number                        Description                   Page No.

1                             Voting Rights                      9
                              Agreement dated as of
                              September 30, 1996 by
                              and among Robert
                              Ehrlich, Yehuda Harats
                              and Leon S. Gross

                                                              Page 9 of 12 Pages




                             VOTING RIGHTS AGREEMENT


         VOTING RIGHTS AGREEMENT (the "Agreement"), made as of September 30, 1996 by and among Electric Fuel Corporation, a Delaware corporation (the
"Company"), Leon S. Gross, Robert S. Ehrlich and Yehuda Harats, (each a "Stockholder" and collectively the "Stockholders"), each a holder of shares of common stock of the Company, $.01 par value per share (the "Common Stock").

         WHEREAS, the Stockholders together hold, directly or indirectly, more than 25% of the voting stock of the Company; and

         WHEREAS, pursuant to the stock purchase agreement dated September 30, 1996 between the Company and Leon S. Gross (the "Stock Purchase Agreement"), the Company is selling 1,538,462 shares of its Common Stock to Leon S. Gross in a private placement; and

         WHEREAS, in connection with the Stock Purchase Agreement, the Company and the Stockholders agree to enter into this Agreement. Capitalized terms used in this Agreement and not defined shall have the meanings assigned to them in the Stock Purchase Agreement.

         NOW THEREFORE, in consideration of the premises and agreements set forth herein, the Stockholders agree with each other as follows:

         1. Election of Directors. The Company shall use its best efforts to cause Lawrence M. Miller to be designated as Leon S. Gross' nominee for election to the Board of Directors of the Company (the "Board"); (i) immediately upon satisfaction of all applicable governmental and corporate requirements, which the parties shall use all reasonable efforts to accomplish as expeditiously as possible, after the Closing; (ii) after each of Leon S. Gross and Lawrence M. Miller has executed a confidentiality agreement in the form attached hereto as Exhibit A; and (iii) for so long as Leon S. Gross or his heirs hold in excess of 1,375,000 shares of Common Stock. In the event Lawrence M. Miller shall cease to serve as a member of the Board of Directors for any reason, Leon S. Gross (the "Alternate Director") shall be nominated for election and be a successor to the rights of Mr. Miller in accordance with the terms of this Section 1. Subject to the terms and conditions hereof, until the later of (i) the fifth anniversary of the Closing or (ii) the fifth Meeting of Stockholders following the Closing, each Stockholder agrees to vote all shares of Common Stock or other voting securities of the Company over which such Stockholder has voting control, whether directly or indirectly, and to take all other necessary or desirable actions within his control (whether as a stockholder, director or officer of the Company or otherwise, including without limitation attendance at meetings in person or by proxy for purposes of obtaining a quorum and execution of written consents in lieu of meetings), so that each of Lawrence M. Miller (or, if applicable, the Alternate Director), Robert S. Ehrlich and Yehuda Harats (collectively, the "Directors") shall serve as members of the Board. In addition, for so long as Lawrence M. Miller serves as a Director, the Alternate Director shall be entitled to notice of, and shall be entitled to attend, each meeting of the Board of Directors of the Company.

         2. Equity Incentive Plan. At the next Meeting of Stockholders, subject to the terms and conditions hereof, Leon S. Gross agrees to vote all shares of Common Stock or other voting securities of the Company over which he has voting control, whether directly or indirectly, and to take all other necessary or desirable actions within his control (whether as a stockholder, director or officer of the Company or otherwise, including without limitation attendance at meetings in person or by proxy for purposes of obtaining a quorum and execution of written consents in lieu of meetings), for the proposal contained in the proxy statement relating to such Meeting to

                                                             Page 10 of 12 Pages


increase the number of shares authorized to be issued upon the exercise of options under the Company's 1993 Stock Option and Restricted Stock Purchase Plan, as approved by the Board.

         3. Termination. In addition to the ability to exercise the remedies provided for in Section 5 hereof, each Director's obligations under this Agreement shall terminate with respect to each other Director if such other Director does not nominate any of the Directors or does not vote his Common Stock for any of the Directors, whether or not such other Director's failure to vote to elect such Director as director of the Company was in violation of this Agreement.

         4. Assignment. Except as otherwise expressly provided herein, the rights and obligations set forth in this Agreement may only be assigned with the express written consent of the Company and Stockholder or Stockholders not transferring rights and obligations under this Agreement and in accordance with the provisions of this Section 4.

         5. Filings. Each of the Stockholders agrees to promptly file with the Securities and Exchange Commission all requisite filings required under the Securities Exchange Act of 1934, as amended, with respect to their ownership of shares of Common Stock and the provisions of this Agreement.

         6. Remedies. The parties will be entitled to enforce his or its rights under this Agreement specifically, to recover damages by reason of any breach of any provision of this Agreement, and to exercise all other rights existing in his or its favor. The parties agree and acknowledge that money damages will not be an adequate remedy for any breach of the provisions of this Agreement and that any party may in his or its sole discretion apply to any court of law or equity of competent jurisdiction in order to enforce or prevent any violations of the provisions of this Agreement.

         7. Entire Agreement. This Agreement constitutes the entire agreement of the parties hereto with respect to the matters contemplated herein, and supersedes any and all prior understandings as to the subject matter of this Agreement.

         8. General. The headings contained in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement. In this Agreement the singular includes the plural, the plural, the singular, the masculine gender includes the neuter, masculine and feminine genders. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to any conflicts or choice of law principles which would cause the application of the internal laws of any jurisdiction other than the State of Delaware.

         9. Severability. If any provisions of this Agreement shall be found by any court of competent jurisdiction to be invalid or unenforceable, the parties hereby waive such provision to the extent that it is found to be invalid or unenforceable. Such provision shall, to the maximum extent allowable by law, be modified by such court so that it becomes enforceable, and, as modified, shall be enforced as any other provision hereof, all the other provisions hereof continuing in full force and effect.

         10. Counterparts. This Agreement may be executed in counterparts, all of which together shall constitute one and the same instrument.

         11. Legend. Each certificate representing Common Stock of the Stockholders shall hereafter state therein:

                  "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE

                                                             Page 11 of 12 Pages


         PROVISIONS OF A STOCKHOLDERS' VOTING AGREEMENT DATED AS OF SEPTEMBER 30, 1996 AMONG THE STOCKHOLDERS NAMED THEREIN."



            [The rest of this page has been intentionally left blank]

                                                             Page 12 of 12 Pages

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

                                                     ELECTRIC FUEL CORPORATION


                                                     By:_______________________



                                                     --------------------------
                                                     Leon S. Gross


                                                     --------------------------
                                                     Robert S. Ehrlich


                                                     --------------------------
                                                     Yehuda Harats